THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

December 9, 2011

EDGAR  CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.
Counsel
Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Deborah:

We are responding to the SEC Staff’s comments regarding Post-Effective Amendment No. 199 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its new series, 1492 Small Cap Growth Fund and 1492 Small Cap Value Fund (each a “Fund” and collectively, the “Funds”).

Responses to SEC Staff Comments on the Appendix

Comment

Please indicate in the Appendix that the Composites were managed by the Adviser using investment objectives, policies and strategies similar to those that will be used to manage the Funds.

Response

As requested, we have revised the Appendix as follows:

The Small Cap Growth and Small Cap Value portfolio composites include all fee-paying, discretionary accounts with a minimum initial balance of $100,000 that are managed by the Adviser with investment objectives, policies and strategies substantially similar to those that will be used to manage the 1492 Small Cap Growth and Small Cap Value Funds, respectively.

Comment

For each composite, include a return since inception.

Response

As requested, we have updated the performance information in the Appendix to include return since inception for each composite and its benchmark.  After the table showing the performance for the respective composites, we have included the following information:

The since inception return for the Small Cap Growth Composite was 103.49% while the return for the benchmark during that same time period was 73.58%.

The since inception return for the Small Cap Value Composite was 103.06% while the return for the benchmark during that same time period was 50.12%.

Comment

Disclose that the 1.00% advisory fee deducted from each composite’s performance is lower than the 1.10% expense ratio of each Fund and therefore performance results would have been lower under the Funds’ fee structure.

Response
As requested, we have added the following disclosure to the Appendix:

The Adviser’s fee deducted from the performance of the composites is lower than the total operating expense ratio of the Funds and, as a result, the performance shown would have been lower using the Funds’ fee structure.

A copy of the revised Appendix is attached as Schedule 1 to this letter.

*   *   *   *   *

We trust that our proposed changes are responsive to the Staff’s comments.  Please contact me at (314) 552-6295 with any questions or comments.  We appreciate your assistance in meeting the Funds’ target effective date of no later than December 15, 2011.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren

Schedule 1

Appendix to the Prospectus

Adviser’s Prior Performance

The performance information is provided to illustrate the prior performance of 1492 Capital Management, LLC (the “Adviser”), investment adviser of the 1492 Small Cap Growth Fund and the 1492 Small Cap Value Fund (the “Funds”), in managing the Adviser’s Small Cap Growth and Small Cap Value portfolios, each separate composites of portfolios managed by the Adviser for the years ended December 31, 2010 and 2009.  The Small Cap Growth and Small Cap Value portfolio composites include all fee-paying, discretionary accounts with a minimum initial balance of $100,000 that are managed by the Adviser with investment objectives, policies and strategies substantially similar to those that will be used to manage the 1492 Small Cap Growth and Small Cap Value Funds, respectively.   Because the Adviser has managed the Small Cap Growth and Small Cap Value portfolios using the same methodologies that it employs on behalf of the Funds, the performance information may provide some indication of the risks of investing in the Funds by showing changes in the Small Cap Growth and Small Cap Value composite performance from year-to-year and by showing how the annual performance results compared with the results of benchmark indexes, the Russell 2000 Growth Index and the Russell 2000 Value Index, respectively.  Of course, the performance of the Small Cap Growth and the Small Cap Value portfolios is not necessarily an indication of how the Funds will perform.  It should also be noted that the portfolios’ composite performance was calculated using the method outlined in Global Investment Performance Standards (GIPS® Standards) which differ from the methods of mutual fund performance calculation of the Securities and Exchange Commission.

The performance of the Small Cap Growth and Small Cap Value portfolio composites does not represent the historical performance of the Funds and should not be considered indicative of future performance of the Funds.  The Adviser’s fee deducted from the performance of the composites is lower than the total operating expense ratio of the Funds and, as a result, the performance shown would have been lower using the Funds’ fee structure.   The Funds’ returns may be lower because of, among other things, differences in brokerage commissions, account expenses, the size of the positions taken in relation to account size and diversification of securities, timing of purchases and sales, and availability of cash for additional purchases, as well as market opportunities.  In addition, the Funds’ returns may be lower because the Small Cap Growth and Small Cap Value portfolios are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code of 1986 which, if they had been applicable to the Advisor’s Small Cap Growth and Small Cap Value portfolios, may have adversely affected the performance results of the portfolios.  The results for different periods may vary.

Baker Tilly Virchow Krause, LLP has reported on the prior performance of the Small Cap Growth and the Small Cap Value portfolios for the years ended December 31, 2010 and 2009 in accordance with the GIPS® Standards.  The tables set forth below summarize this prior performance.

Independent Accountants’ Report

1492 Capital Management, LLC
Milwaukee, Wisconsin

We have examined 1492 Capital Management, LLC’s (the “Adviser”) (1) compliance with all the composite construction requirements of the Global Investment Performance Standards (GIPS® Standards) on a firm-wide basis for the periods from January 1, 2009 through December 31, 2010, and (2) design of its processes and procedures to calculate and present performance results in compliance with the GIPS® Standards as of December 31, 2010 and 2009.  We have also examined the accompanying Performance Results of the Adviser’s  Small Cap Growth Composite and Small Cap Value Composite for the periods from January 1, 2009 through December 31, 2010. The Adviser’s  management is responsible for compliance with the GIPS® Standards and the design of its processes and procedures and for the Performance Results. Our responsibility is to express an opinion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Adviser’s  compliance with the above-mentioned requirements; evaluating the design of the Adviser’s  processes and procedures referred to above; examining, on a test basis, evidence supporting the accompanying composite performance presentation; and performing the procedures for a verification and a performance examination set forth by the GIPS®  Standards and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Adviser has, in all material respects:

•	Complied with all the composite construction requirements of the GIPS® Standards on a firm-wide basis for the periods ended December 31, 2010 and 2009; and

•	Designed its processes and procedures to calculate and present performance results in compliance with the GIPS® Standards as of December 31, 2010 and 2009.

Also, in our opinion, the Performance Results of each of the Adviser’s  Small Cap Growth Composite and Small Cap Value Composite for the periods from January 1, 2009 through December 31, 2010, are presented, in all material respects, in conformity with the GIPS® Standards.

This report does not relate to any composite presentation of the Adviser other than the Adviser’s Small Cap Growth Composite and Small Cap Value Composite.

Baker Tilly Virchow Krause, LLP

December 9, 2011

1492 CAPITAL MANAGEMENT, LLC
PERFORMANCE RESULTS
January 1, 2009 through December 31, 2010

ADVISER’S SMALL CAP GROWTH COMPOSITE
Year	Net-of-Fees Return	Benchmark Return	Number of Portfolios	Internal Dispersion	Total Composite Assets (US$ Millions)	Total Firm Assets (US$ Millions)
2009	53.27%	34.47%	20	0.09%	$28.20	$36.39
2010	32.76%	29.09%	31	0.11%	$56.27	$75.82

The since inception return for the Small Cap Growth Composite was 103.49% while the return for the benchmark during that same time period was 73.58%.

ADVISER’S SMALL CAP VALUE COMPOSITE
Year	Net-of-Fees Return	Benchmark Return	Number of Portfolios	Internal Dispersion	Total Composite Assets (US$ Millions)	Total Firm Assets (US$ Millions)
2009	53.40%	20.58%	11	0.16%	$6.25	$36.39
2010	32.38%	24.50%	16	*	$10.84	$75.82
*Calculation of internal dispersion is less than .0005 and thus has not been presented.

The since inception return for the Small Cap Value Composite was 103.06% while the return for the benchmark during that same time period was 50.12%.

Past performance is not indicative of future results.  The Independent Accountants’ Report and the Notes to the Performance Results are an integral part of this presentation.

Notes:

1492 Capital Management LLC (the “Adviser”) is an independent investment management firm established in 2008. The Adviser manages a variety of equity portfolios for primarily U.S. institutional and individual clients.  The Adviser has been verified under the requirements pursuant to the Global Investment Performance Standards (“GIPS®”) for each year of performance information presented.  There have been no changes in the investment management personnel responsible for managing the Small Cap Growth Composite (the “Growth Composite”) or the Small Cap Value Composite (the “Value Composite”).

The Growth Composite was created January 1, 2009.  The Growth Composite includes portfolios that are invested in small cap companies with top and bottom line growth prospects of 20% over the next twelve months.  The Value Composite was created January 1, 2009.  The Value Composite includes portfolios that are primarily invested in dividend paying equities of small cap companies.  Each composite includes all fee-paying, discretionary accounts with similar investment objectives and a minimum initial balance of $100,000.  The Adviser maintains a complete list and description of the composites which is available upon request.

Performance is calculated in US Dollars utilizing a time-weighted total rate of return. Total return for a composite is represented by the asset-weighted returns of the portfolios within the composite. Trade-date valuation is used. Performance results are calculated net of trading expenses and investment management fees.  Net–of-Fees performance returns are calculated by deducting the highest fee of 1.00% from the monthly gross composite return.  Additional information regarding policies for calculating and reporting returns is available upon request.

The benchmark for the Growth Composite is the Russell 2000 Growth Index.
The benchmark for the Value Composite is the Russell 2000 Value Index.

For each portfolio included in a composite, cash is allocated to the respective asset classes based on the average cash position of the “equity only” portfolios in the composite. Leverage is not used in a composite as a means to generate higher returns. The internal dispersion of annual returns is measured by the standard deviation of asset weighted portfolio returns represented within a composite for the full year.   Each composite may contain non-fee paying portfolios managed on behalf of the Adviser’s employees.  The Growth Composite has one non-fee paying portfolio as of December 31, 2010 for $534,571 or .95% and .72% of composite and total firm assets, respectively.  The Value Composite has one non-fee paying portfolio as of December 31, 2010 for $299,232 or 2.76% and .39% of composite and total firm assets, respectively.

Performance results are presented before custodial fees but after management and all trading costs.  Each composite may contain portfolios that participate in wrap-fee programs. Transaction costs are allocated to wrap-fee portfolios at the current prevailing per share commission rate charged by the Adviser’s preferred list of non-directed institutional brokers.